

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via Email
Terence R. Rogers
Chief Financial Officer
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

> **Re:** **Ryerson Holding Corporation**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed June 21, 2011**
> **File No. 333-164484**

Dear Mr. Rogers:

We have received your response to our prior comment letter to you dated June 9, 2011 and have the following additional comments.

The Sponsor, page 8

1. Please include in the next amendment the amount of the termination fee that JT Ryerson will pay to Platinum Advisors.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note from your response to our prior comment four that you will remove the restrictive legend included on the bottom of the report of the independent registered public accounting firm immediately prior to the planned effectiveness of the Company's Form S-1 registration statement. Please revise accordingly. The consent of the independent registered accountant should be similarly revised.

Note 20. Subsequent Events, page F-36

3. We note from your response to our prior comment seven that you will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined. Please make these revisions in a future amendment to the registration statement.

<u>Unaudited Interim Financial Statements for the Three Months Ended March 31, 2011</u>

<u>Balance Sheet</u>

4. We note from your response to our prior comment 9 that you have reflected the payment of the termination fee to Platinum Advisors as part of long-term debt because you will increase your borrowings on the Ryerson Credit Facility to pay the fee. Please revise your disclosure in Note 13 to indicate that the planned payment of the fee will be made using additional borrowings under the Ryerson Credit Facility.

<u>Exhibit 23.1 Consent of Ernst & Young</u>

5. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

<u>Other</u>

6. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Mr. Jeffrey Fang, Esq.
        via facsimile (212) 728-9656